UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Invesco Commercial Real Estate Finance Trust, Inc.

(Name of Issuer)

Class I Common Stock, $0.01 per share

(Title of Class of Securities)

(CUSIP Number)

Beth Zayicek

1331 Spring Street NW, Suite 2500

Atlanta, Georgia 30309

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No.

1	NAME OF REPORTING PERSON. Invesco Realty, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,052,486.591 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,052,486.591 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,486.591
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 51.47% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on a total of 2,044,811 shares of Class I common stock issued and outstanding.

CUSIP No.

1	NAME OF REPORTING PERSON. Invesco Advisers, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,052,486.591shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,052,486.591 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,486.591
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 51.47% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, IA

(1)	This amount includes 1,052,486.591shares of Class I Common Stock, held directly by Invesco Realty, Inc. See the Explanatory Note below for more information.
(2)	Based on a total of 2,044,811 shares of Class I common stock issued and outstanding.

CUSIP No.

1	NAME OF REPORTING PERSON. Invesco Group Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,052,486.591shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,052,486.591 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,486.591
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 51.47% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This amount includes 1,052,486.591 shares of Class I Common Stock, held directly by Invesco Realty, Inc. See the Explanatory Note below for more information.
(2)	Based on a total of 2,044,811 shares of Class I common stock issued and outstanding.

CUSIP No.

1	NAME OF REPORTING PERSON. OppenheimerFunds, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,052,486.591shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,052,486.591 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,486.591
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 51.47% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, IA

(1)	This amount includes 1,052,486.591 shares of Class I Common Stock, held directly by Invesco Realty, Inc. See the Explanatory Note below for more information.
(2)	Based on a total of 2,044,811 shares of Class I common stock issued and outstanding.

CUSIP No.

1	NAME OF REPORTING PERSON. Oppenheimer Acquisition Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,052,486.591 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,052,486.591 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,486.591
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 51.47% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This amount includes 1,052,486.591 shares of Class I Common Stock, held directly by Invesco Realty, Inc. See the Explanatory Note below for more information.
(2)	Based on a total of 2,044,811 shares of Class I common stock issued and outstanding.

CUSIP No.

1	NAME OF REPORTING PERSON. Invesco Holding Company (US), Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,052,486.591 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,052,486.591 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,486.591
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 51.47% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This amount includes 1,052,486.591 shares of Class I Common Stock, held directly by Invesco Realty, Inc. See the Explanatory Note below for more information.
(2)	Based on a total of 2,044,811 shares of Class I common stock issued and outstanding.

CUSIP No.

1	NAME OF REPORTING PERSON. Invesco Holding Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,052,486.591 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,052,486.591 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,486.591
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 51.47% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount includes 1,052,486.591 shares of Class I Common Stock, held directly by Invesco Realty, Inc. See the Explanatory Note below for more information.
(2)	Based on a total of 2,044,811 shares of Class I common stock issued and outstanding.

CUSIP No.

1	NAME OF REPORTING PERSON. Invesco Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,052,486.591 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,052,486.591 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,486.591 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 51.47% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, HC

(1)	This amount includes 1,052,486.591 shares of Class I Common Stock, held directly by Invesco Realty, Inc. See the Explanatory Note below for more information.
(2)	Based on a total of 2,044,811 shares of Class I common stock issued and outstanding.

Explanatory Note

This Statement constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on September 15, 2023, as amended by Amendment No. 1 filed with the SEC on October 5, 2023 (the “Original Schedule 13D” and as further amended by this Amendment No. 2, the “Schedule 13D”), by the Reporting Persons, with respect to the Class I Common Stock, $0.01 per share (the “Class I Common Stock”) of Invesco Commercial Real Estate Finance Trust, Inc., a Maryland Corporation (the “Issuer”). Capitalized terms used but not defined herein have the meanings assigned to them in the Original Schedule 13D.

This Amendment No. 2 to Schedule 13D is being filed solely due to a change in the aggregate number of shares of Class I Common Stock outstanding and not due to any transaction by the Reporting Persons.

The Items below amend the information disclosed under the corresponding Items of the Original Schedule 13D as described below. Except as provided herein, all Items of the Original Schedule 13D remain unchanged and this Amendment No.2 does not modify any information previously reported on the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information contained in Item 5(a) and (b) of the Original Schedule 13D is hereby amended to read in its entirety as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number of shares and percentage of Class I Common Stock of the Issuer are incorporated herein by reference.

Each Reporting Person’s dilution in ownership resulted solely from an increase of shares of Class I Common Stock issued and outstanding due to the issuance of 992,325 shares of Class I Common Stock between the date of the Original Schedule 13D and March 1, 2024.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of shares of Class I Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

Invesco Realty is the record holder of the shares of Class I Common Stock reported herein. The other Reporting Persons, all of which are parent companies to Invesco Realty, may be deemed to have beneficial ownership of the securities directly held by Invesco Realty.

(c) The Reporting Persons have not effected any transactions in the Issuer’s Common Stock during the past sixty days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2024

INVESCO REALTY, INC	/s/ E. Elizabeth Day
E. Elizabeth Day, Attorney in Fact*

INVESCO ADVISERS, INC.	/s/ E. Elizabeth Day
E. Elizabeth Day, Attorney in Fact*

INVESCO GROUP SERVICES, INC.	/s/ E. Elizabeth Day
E. Elizabeth Day, Attorney in Fact**

OPPENHEIMERFUNDS, INC.	/s/ E. Elizabeth Day
E. Elizabeth Day, Attorney in Fact**

OPPENHEIMER ACQUISITION CORP.	/s/ E. Elizabeth Day
E. Elizabeth Day, Attorney in Fact**

INVESCO HOLDING COMPANY (US), INC.	/s/ E. Elizabeth Day
E. Elizabeth Day, Attorney in Fact**

INVESCO HOLDING COMPANY LIMITED	/s/ E. Elizabeth Day
E. Elizabeth Day, Attorney in Fact*

INVESCO LTD.	/s/ E. Elizabeth Day
E. Elizabeth Day, Attorney in Fact**

*	Pursuant to a power of attorney which is incorporated herein by reference to Exhibits 24.1, 24.2 and 24.3 to the Form 3 filed by the Reporting Persons on September 7, 2023.
**	Pursuant to a power of attorney which is incorporated herein by reference to the Exhibits to the Form 3 filed by the Reporting Persons on September 15, 2023.